                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  FIND/SVP,INC.

                                (Name of Issuer)

                    Common Stock, par value $.0001 per share

                         (Title of Class of Securities)

                                  317718302000
                                 (CUSIP Number)

Furman Selz SBIC, L.P.                               Copy to:  Carmen J. Romano
230 Park Avenue                                      Dechert Price & Rhoads
New York, NY 10169                                   4000 Bell Atlantic Tower
(212) 309-8223                                       1717 Arch Street
Attn:  James L. Luikart                              Philadelphia, PA 19103-2793
                                                     (215) 994-2971
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 31, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------
CUSIP NO. 317718302000
-----------------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Furman Selz SBIC, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A                               (a)  [ ]
         MEMBER OF A GROUP                                            (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS                                                   WC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER          0 shares of Common Stock
 NUMBER OF       ---------------------------------------------------------------
  SHARES         8.  SHARED VOTING POWER        1,800,000 shares of Common Stock
BENEFICIALLY     ---------------------------------------------------------------
 OWNED BY        9.  SOLE DISPOSITIVE           0 shares of Common Stock
   EACH              POWER
 REPORTING       ---------------------------------------------------------------
PERSON WITH      10. SHARED DISPOSITIVE         1,800,000 shares of Common Stock
                     POWER
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY          1,800,000 shares of Common Stock
         OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY            21.62% of Common Stock
         AMOUNT IN ROW (11)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                           PN
--------------------------------------------------------------------------------

-----------------------------
CUSIP NO. 317718302000
-----------------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Furman Selz SBIC Investments LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A                                (a)  [ ]
         MEMBER OF A GROUP                                             (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS                                                   OO

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER          0 shares of Common Stock
 NUMBER OF       ---------------------------------------------------------------
  SHARES         8.  SHARED VOTING POWER        1,800,000 shares of Common Stock
BENEFICIALLY     ---------------------------------------------------------------
 OWNED BY        9.  SOLE DISPOSITIVE           0 shares of Common Stock
   EACH              POWER
 REPORTING       ---------------------------------------------------------------
PERSON WITH      10. SHARED DISPOSITIVE         1,800,000 shares of Common Stock
                     POWER
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY          1,800,000 shares of Common Stock
         OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY            21.62% of Common Stock
         AMOUNT IN ROW (11)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                           00
--------------------------------------------------------------------------------

-----------------------------
CUSIP NO. 317718302000
-----------------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Furman Selz Investments LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A                               (a)  [ ]
         MEMBER OF A GROUP                                            (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS                                                   OO

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER          0 shares of Common Stock
 NUMBER OF       ---------------------------------------------------------------
  SHARES         8.  SHARED VOTING POWER        1,800,000 shares of Common Stock
BENEFICIALLY     ---------------------------------------------------------------
 OWNED BY        9.  SOLE DISPOSITIVE           0 shares of Common Stock
   EACH              POWER
 REPORTING       ---------------------------------------------------------------
PERSON WITH      10. SHARED DISPOSITIVE         1,800,000 shares of Common Stock
                     POWER
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY          1,800,000 shares of Common Stock
         OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY            21.62% of Common Stock
         AMOUNT IN ROW (11)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                  00
--------------------------------------------------------------------------------

-----------------------------
CUSIP NO. 317718302000
-----------------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Furman Selz Holdings LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A                               (a)  [ ]
         MEMBER OF A GROUP                                            (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS                                                   OO

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER          0 shares of Common Stock
 NUMBER OF       ---------------------------------------------------------------
  SHARES         8.  SHARED VOTING POWER        1,800,000 shares of Common Stock
BENEFICIALLY     ---------------------------------------------------------------
 OWNED BY        9.  SOLE DISPOSITIVE           0 shares of Common Stock
   EACH              POWER
 REPORTING       ---------------------------------------------------------------
PERSON WITH      10. SHARED DISPOSITIVE         1,800,000 shares of Common Stock
                     POWER
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY          1,800,000 shares of Common Stock
         OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY            21.62% of Common Stock
         AMOUNT IN ROW (11)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                  00; HC
--------------------------------------------------------------------------------

Item 1. Security and Issuer

         Common Stock, par value $.0001 per share ("Common Stock") FIND/SVP, Inc. (the "Company") 625 Avenue of the Americas New York, NY 10011

ITEM 2. IDENTITY AND BACKGROUND

         This Schedule 13D is being filed on behalf of the entities listed below.

         FURMAN SELZ SBIC, L.P., a Delaware limited partnership

         Address:  230 Park Avenue
                   New York, NY 10169

         Principal business: private equity investment fund

         Address of principal business: same as above

         FURMAN SELZ SBIC INVESTMENTS LLC, a Delaware limited liability Company

         Address:  230 Park Avenue
                   New York, NY 10169

         Principal business: General partner of Furman Selz SBIC, L.P.

         Address of principal business: same as above

         The name, business address, present principal occupation and citizenship of each executive officer and director of Furman Selz SBIC Investments LLC are set forth on Appendix A hereto.

         FURMAN SELZ INVESTMENTS LLC, a Delaware limited liability Company (owns 99% of Furman Selz SBIC Investments LLC)

         Address:  230 Park Avenue
                   New York, NY 10169

         Principal business: General partner of investment funds

         Address of principal business: same as above

         The name, business address, present principal occupation and citizenship of each executive officer and director of Furman Selz Investments LLC are set forth on Appendix B hereto.

         FURMAN SELZ HOLDINGS LLC, a Delaware limited liability Company (owns 99% of Furman Selz Investments LLC)

         Address: 1105 North Market Street, P.O. Box 8985 Wilmington, DE 19899

         Principal business: Diversified financial services holding company

         The name, business address, present principal occupation and citizenship of each executive officer and director of Furman Selz Holdings LLC are set forth on Appendix C hereto.

         During the last five years, Furman Selz SBIC, L.P., Furman Selz SBIC Investments LLC, Furman Selz Investments LLC and Furman Selz Holdings LLC have not, and to the respective best knowledge of Furman Selz SBIC, L.P., Furman Selz SBIC Investments LLC, Furman Selz Investments LLC and Furman Selz Holdings LLC, none of the executive officers or directors of Furman Selz SBIC, L.P., Furman Selz SBIC Investments LLC, Furman Selz Investments LLC and Furman Selz Holdings LLC have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 31, 1996, Furman Selz SBIC, L.P. ("Furman Selz") purchased a warrant (the "Initial Warrants") to purchase up to 900,000 shares of Common Stock from the Company for cash consideration in the aggregate amount of $20,250. Furman Selz purchased the Initial Warrants using available funds. Furman Selz did not borrow any funds to purchase the Initial Warrants. The Initial Warrants are immediately exercisable and remain exercisable until October 31, 2006. The exercise price is $2.25 per share of Common Stock.

        Also, prior to December 31, 1997, Furman Selz has an option to purchase a warrant or warrants (the "Option Warrants") to purchase up to 900,000 shares of Common Stock of the Company for cash consideration in the aggregate amount of up to $2,025,000. Furman Selz currently anticipates that it will purchase any Option Warrants using available funds. Furman Selz currently anticipates that it will not borrow any funds to purchase the Mandatory Warrants. Upon issuance, the Option Warrants will be immediately exercisable and remain exercisable until ten years from the date of their issuance. The exercise price is $2.25 per share of Common Stock. The Option Warrants and the Initial Warrants are herein collectively referred to as the "Warrants".

         The Warrants were purchased pursuant to a Note and Warrant Purchase Agreement (the "Purchase Agreement") dated October 31, 1996, by and among the Company, FIND/SVP Published Products, Inc., a Delaware corporation ("FSPP"), FIND/SVP Internet Services, Inc., a Delaware corporation ("FISI") (each of FSPP and FISI are wholly-owned subsidiaries of the Company and collectively herein referred to as the "Subsidiaries"), and Furman Selz. Pursuant to the Purchase Agreement, in addition to the Warrants, Furman Selz purchased or has the right to purchase up to $2,500,000 aggregate principal amount of the Company's and Subsidiaries' Series A Subordinated Notes due 2001 (the "A Notes") for cash consideration of $2,475,000. Also pursuant to the Purchase Agreement, prior to December 31, 1997, Furman Selz has an option to purchase up to $2,500,000 aggregate principal amount of the Company's and Subsidiaries' Series B Senior Subordinated Notes due 2002 (the "B Notes" and together with the A Notes, the "Notes"). The principal amount of A Notes and B Notes available to Furman Selz shall be reduced by the dollar amount of SVP Securities (as defined below) purchased prior to November 30, 1996.

ITEM 4. PURPOSE OF TRANSACTION

         The Warrants and Notes were purchased by Furman Selz for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The Company has informed Furman Selz that as of October 28, 1996, 6,526,244 shares of Common Stock were issued and outstanding.

         (a)      Furman Selz owns immediately exercisable
                  Warrants or the right to purchase immediately exercisable Warrants to purchase up to 1,800,000 shares of Common Stock, representing 21.62% of the Common Stock as of such date. Pursuant to Rule 13d-3, Furman Selz is deemed to be the beneficial owner of 1,800,000 shares of Common Stock. Edmund A. Hajim directly owns 3,000 shares of Common Stock and may be deemed to beneficially own an additional 12,000 shares of Common Stock through various relatives. Mr. Hajim expressly disclaims beneficial ownership of the shares not directly owned by him. Such 15,000 shares represents .0023% of the Common Stock as of such date. Other than Mr. Hajim, no person listed in Item 2 above currently owns any Common Stock.

         (b) Furman Selz has the power to vote or direct the vote and the power to dispose or direct the disposal of the Common Stock described above. Furman Selz SBIC
                  Investments LLC, Furman Selz Investments LLC and Furman Selz Holdings LLC may be deemed to share voting and disposal power of the Common Stock described above by virtue of Furman Selz SBIC Investments LLC's general partnership of Furman Selz, Furman Selz Investments LLC
                  99% ownership interest in Furman Selz SBIC Investments
                  LLC and Furman Selz Holdings LLC's 99% ownership interest in Furman Selz Investments LLC. Mr. Hajim has the sole power to vote and dispose of 3,000 shares and may be deemed to have shared power to vote and dispose of 12,000 shares representing .00046% and .0018% of the Common Stock, respectively.

         (c) On November 8, 1996, Mr. Hajim purchased the 3,000 shares he directly owns. On November 8 and November 11, 1996, 1,000 shares and 11,000 shares of Common Stock, respectively, were purchased, which shares Mr. Hajim may be deemed to beneficially own.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Purchase Agreement, so long as Furman Selz owns 25% of any class of securities it purchased pursuant to the Purchase Agreement, Furman Selz has the right to designate (i) one member to the Company's Board of Directors as of October 31, 1996 and (ii) one additional member to the Company's Board of Directors after purchasing all Option Warrants and Option Notes available to it. Also pursuant to the Purchase Agreement, Furman Selz has the option to sell to the Company, and the Company has the obligation to purchase upon exercise of such option, the Warrants during a two-month period commencing on October 31, 2001, if for ten of the twelve months immediately preceding October 31, 2001, the average daily trading volume of Common Stock is not 25,000 shares. The purchase price for such option is the fair market value of the Warrants, measured per Warrant as the difference between the trailing 30-day average price per share of Common Stock and the exercise price per share of Common Stock under the Warrants. The Company granted to Furman Selz certain registration rights for any Common Stock purchased pursuant to the Warrants.

         In addition, after November 30, 1996, and only if SVP, S.A. or its affiliates purchases less than $475,000 of securities of the Company or the Subsidiaries prior to November 30, 1996, Furman Selz will be obligated to purchase a warrant or warrants (the "Mandatory Warrants") to purchase up to 211,111 shares of Common Stock from the Company for cash consideration in the aggregate amount of up to $4,750; provided that, the number of shares issuable on exercise of the Mandatory Warrants shall be (i) 475,000 minus the aggregate dollar amount (expressed as a numeral) of securities of the Company or the Subsidiaries purchased by SVP, S.A. or its affiliates (the "SVP Securities") prior to November 30, 1996 (ii) multiplied by .4444444. Any reduction from 211,111 shares issuable upon exercise of the Mandatory Warrants shall result in a corresponding proportionate adjustment in the cash consideration payable for such Mandatory Warrants. Upon issuance, the Mandatory Warrants will be immediately exercisable and remain exercisable until October 31, 2006. The exercise price is $2.25 per share of Common Stock.

        If any Mandatory Warrants are purchased by Furman Selz pursuant to the obligation mentioned above, then prior to December 31, 1997, Furman Selz will have an option to purchase an additional warrant or warrants to purchase a number of shares of Common Stock issuable upon exercise of such additional warrant or warrants equal to the number of shares of Common Stock issuable upon exercise of any Mandatory Warrants purchased by it.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS



Exhibit                 Sequential Description                     Page No.
-------                 ----------------------                     --------


   A                  Note and Warrant Purchase                      ___
                      Agreement dated October 31, 1996
                      by and among FIND/SVP, INC.,
                      FIND/SVP PUBLISHED PRODUCTS,
                      INC., FIND/SVP INTERNET
                      SERVICES, INC. and FURMAN SELZ
                      SBIC, L.P.


   B                  Warrant issued by FIND/SVP, INC.               ___
                      to FURMAN SELZ SBIC, L.P. on
                      October 31, 1996.

C                  Joint Filing Agreement, dated                      ___
                   November 12, 1996, among Furman
                   Selz SBIC, L.P., Furman Selz
                   SBIC Investments LLC, Furman
                   Selz Investments LLC and Furman
                   Selz Holdings LLC.

                                            SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 12, 1996

                                            FURMAN SELZ SBIC, L.P.

                                            By: Steven D. Blecher
                                            Name: Steven D. Blecher
                                            Title: Vice President, Secretary
                                                    and Treasurer of the
                                                    General Partner


                                            FURMAN SELZ SBIC INVESTMENTS LLC

                                            By: Steven D. Blecher
                                            Name: Steven D. Blecher
                                            Title:  Vice President, Secretary
                                                     and Treasurer


                                            FURMAN SELZ INVESTMENTS LLC

                                            By: Steven D. Blecher
                                            Name:  Steven D. Blecher
                                            Title:  Vice President, Secretary
                                                     and Treasurer


                                            FURMAN SELZ HOLDINGS LLC

                                            By: Steven D. Blecher
                                            Name:  Steven D. Blecher
                                            Title:  Executive Vice President,
                                                     Secretary and Treasurer

                                  Exhibit Index




Exhibit                  Sequential Description                    Page No.


   A                  Note and Warrant Purchase                       ___
                      Agreement dated October 31, 1996
                      by and among FIND/SVP, INC.,
                      FIND/SVP PUBLISHED PRODUCTS,
                      INC., FIND/SVP INTERNET
                      SERVICES, INC. and FURMAN SELZ
                      SBIC, L.P.


   B                  Warrant issued by FIND/SVP, INC.                ___
                      to FURMAN SELZ SBIC, L.P. on
                      October 31, 1996.

   C                  Joint Filing Agreement, dated                   ___
                      November 12, 1996, among Furman
                      Selz SBIC, L.P., Furman Selz
                      SBIC Investments LLC, Furman
                      Selz Investments LLC and Furman
                      Selz Holdings LLC.

                                 Appendix Index



Appendix                Sequential Description                      Page No.
--------                ----------------------                      --------


   A                  List of Executive Officers and                  ___
                      Directors of Furman Selz SBIC,
                      L.P.


   B                  List of Executive Officers and                  ___
                      Directors of Furman Selz SBIC
                      Investments LLC


   C                  List of Executive Officers and                  ___
                      Directors of Furman Selz
                      Investments LLC


   D                  List of Executive Officers and                  ___
                      Directors of Furman Selz
                      Holdings LLC

                                   APPENDIX A

                        Executive Officers and Directors
                                       of
                        FURMAN SELZ SBIC INVESTMENTS LLC


         The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of Furman Selz SBIC Investments LLC and the name, principal business and address of any corporation or organization in which such employment is conducted. Unless otherwise indicated, the business address of each of the following persons is 230 Park Avenue, New York, New York 10169.


                           Present Principal
                           Business Activity,
      Name and               Occupation or
  Business Address            Employment                         Citizenship
  ----------------            ----------                         -----------


Brian P. Friedman            Executive Vice                          USA
President                    President of
                             Furman Selz LLC


Edmund A. Hajim              Chairman of the                         USA
Chairman of the Board        Board and Chief
                             Executive Officer
                             of Furman Selz LLC


James L. Luikart             Managing Director                       USA
Executive Vice               of Furman Selz LLC
President


Steven D. Blecher            Director of                             USA
Vice President,              Compliance of
Secretary and                Furman Selz LLC
Treasurer


Elizabeth Q. Solazzo         Head of                                 USA
Assistant Secretary          Administration of
                             Furman Selz LLC

                                   APPENDIX B

                        Executive Officers and Directors
                                       of
                           FURMAN SELZ INVESTMENTS LLC


         The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of Furman Selz Investments LLC and the name, principal business and address of any corporation or organization in which such employment is conducted. Unless otherwise indicated, the business address of each of the following persons is 230 Park Avenue, New York, New York 10169.


                                       Present Principal
                                      Business Activity,
       Name and                          Occupation or
   Business Address                       Employment                 Citizenship
   ----------------                       ----------                 -----------


Brian P. Friedman                        Executive Vice                  USA
President                                President of
                                         Furman Selz LLC


Edmund A. Hajim                          Chairman of the                 USA
Chairman of the Board                    Board and Chief
                                         Executive Officer
                                         of Furman Selz LLC


James L. Luikart                         Managing Director               USA
Executive Vice                           of Furman Selz LLC
President


Steven D. Blecher                        Director of                     USA
Vice President,                          Compliance of
Secretary and                            Furman Selz LLC
Treasurer


Elizabeth Q. Solazzo                     Head of                         USA
Assistant Secretary                      Administration of
                                         Furman Selz LLC

                                   APPENDIX C

                        Executive Officers and Directors
                                       of
                            FURMAN SELZ HOLDINGS LLC


         The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of Furman Selz Holdings LLC and the name, principal business and address of any corporation or organization in which such employment is conducted. Unless otherwise indicated, the business address of each of the following persons is 230 Park Avenue, New York, New York 10169.


                                     Present Principal
                                    Business Activity,
       Name and                        Occupation or
   Business Address                     Employment                  Citizenship
   ----------------                     ----------                  -----------

Steven D. Blecher                     Director of                       USA
Director, Executive                   Compliance of
Vice President,                       Furman Selz LLC
Secretary and
Treasurer


Roy L. Furman                         President of                      USA
Director and President                Investment Banking
                                      of Furman Selz LLC


Edmund A. Hajim                       Chairman of the                   USA
Director, Chairman and                Board and Chief
CEO                                   Executive Officer
                                      of Furman Selz LLC

Stuart B. Ross                        Chairman of XEROX                 USA
Director                              Financial Services
100 First Stamford Place
Stamford, Connecticut 06904


Bernard T. Selz                       Vice Chairman of                  USA
Director and Executive                Furman Selz LLC
Vice President


Robert J. Miller                      Treasurer/Chief                   USA
Assistant Treasurer                   Financial Officer
                                      of Furman Selz LLC

David Distler                         Tax Director of                   USA
Assistant Treasurer                   Furman Selz LLC

Elizabeth Q. Solazzo                Head of                            USA
Assistant Secretary                 Administration of
                                    Furman Selz LLC

Thalia M. Cody                      General Counsel of                 USA
Assistant Secretary                 Furman Selz LLC